EXHIBIT 99.1

STEALTHGAS INC. Announces the Results of the 2012 Annual General Meeting, New Vessel Acquisitions, and New Charter Arrangements for Eight Vessels

ATHENS, Greece, Oct. 31, 2012 (GLOBE NEWSWIRE) -- STEALTHGAS INC. (Nasdaq:GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today the results of the 2012 annual general meeting of its shareholders held on Monday, October 15, 2012 at the Company's executive offices, updates on charter arrangements and other company news.

At the annual meeting each of the following proposals as set forth in more detail in the Notice and the Company's Proxy Statement were approved and adopted:

1) The re-election of Messrs. Harry N. Vafias and Markos Drakos as Class III Directors of the Company to serve until the 2015 annual meeting of shareholders; and

2) The appointment of Deloitte Hadjipavlou Sofianos & Cambanis Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2012.

Newbuilding Program

The Company has purchased four newbuilding LPG carriers from an affiliated company for just under $100 million en bloc. The vessels are being built in a South Korean yard and are scheduled to be delivered from January to June 2014. The order encompasses four vessels, two 5,000cbm and two 6,500 cbm fully pressurized LPG carriers. The Company has already arranged for bank finance at the time of the vessels deliveries. These state of the art vessels have been designed to provide the industry with an ice-class, fuel-efficient and environment-friendly gas carrier, among other features enabling them to trade more widely.

Chartering Update

The company has concluded the following seven chartering arrangements:

The bareboat hire for both 47,000 dwt, 2008 built, Medium Range Tankers, Navig8 Fidelity and Navig8 Faith has been reduced for one year by approximately 13% and 16% respectively; but the chartering of both vessels has been extended for one more year until January and February 2016. In the last year of the charter the rate will have a floor with a 50/50 profit split for earnings above that level.

The time charter for its 5,000cbm, 1994 built, LPG carrier, Gas Icon, has been extended for two years to a major oil company, until August 2014.

The time charters for both its 3,400cbm, LPG carriers, Gas Ice and Gas Arctic, built in 1991 and 1992 respectively, have been extended for one year, to an international petrochemical company, until January 2014.

The time charter for its 3,200cbm, 1990 built, LPG carrier, Gas Crystal, has been extended for one year, to an international gas trader, until October 2013.

The time charter for its 6,300cbm, 2007 built, LPG carrier, Gas Flawless, has been extended for two months to an international oil trader, until January 2013.

A two months time charter for its 7,200cbm, 2001 built, LPG carrier, Gas Premiership, to an oil company, until December 2012.

With the above charter arrangements the Company will secure additional future revenues of approximately $19 million.

Contracted coverage for the fleet is elevated to 86% for 2012 and 68% for 2013.

Fleet Profile and Fleet Deployment

The table below shows the company's fleet development and deployment as of today:

LPG Carrier Fleet

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered to GASS	Employment Status	Charter Expiration (1)
CURRENT FLEET
Gas Cathar	7,517	F.P.	2001	Oct-05	Time Charter	May-13
Gas Esco	7,500	F.P.	2012	Jun-12	Time Charter	Jun-17
Gas Husky	7,500	F.P.	2011	Jan-12	Bareboat	Jan-17
Gas Premiership	7,200	F.P.	2001	Mar-08	Time Charter	Dec 12
Gas Haralambos	7,000	F.P.	2007	Oct-07	Time Charter	Jun-13
Gas Marathon	6,572	F.P.	1995	Nov-05	Time Charter	Dec-12
Gas Moxie	6,526	F.P.	1992	May-05	Spot	--
Gas Flawless	6,300	F.P.	2007	Feb-07	Time charter	Jan-13
Gas Monarch	5,018	F.P.	1997	Dec-05	Spot	--
Lyne	5,014	F.P.	1996	May-06	Bareboat	May-13
Gas Emperor	5,013	F.P.	1995	Feb-05	Spot	--
Gas Texiana	5,001	F.P.	1995	Nov-05	Time Charter	Jan 14
Sir Ivor	5,000	F.P.	2003	May-06	Bareboat	May-13
Gas Icon	5,000	F.P.	1994	Jun-07	Time Charter	Aug-14
Gas Defiance	5,000	F.P.	2008	Aug-08	Time Charter	Jan-15
Gas Shuriken	5,000	F.P.	2008	Oct-08	Time Charter	Oct-14
Gas Elixir	5,018	F.P.	2011	Feb-11	Bareboat	Dec-15
Gas Cerberus	5,018	F.P.	2011	Apr-11	Time Charter	Jul-13
Gas Myth	5,018	F.P.	2011	Sep-11	Time Charter	Nov-14
Gas Sincerity	4,123	F.P.	2000	Nov-05	Bareboat	Aug-14
Gas Spirit	4,112	F.P.	2001	Dec-05	Bareboat	Jan-16
Gas Zael	4,111	F.P.	2001	Dec-05	Bareboat	Feb-14
Gas Kaizen	4,109	S.R.	1991	Nov-04	Spot	--
Gas Evoluzione	3,517	F.P.	1996	Jul-07	Spot	--
Gas Astrid	3,500	F.P.	2009	Apr-09	Bareboat	April-14
Gas Legacy	3,500	F.P.	1998	Oct-05	Spot	--
Gas Sikousis	3,500	F.P.	2006	Aug-07	Bareboat	May-16
Gas Exelero	3,500	F.P.	2009	Jun-09	Bareboat	Jun-14
Gas Arctic	3,434	S.R.	1992	Apr-05	Time Charter	Jan-13
Gas Ice	3,434	S.R.	1991	Apr-05	Time Charter	Jan-13
Chiltern	3,312	F.P.	1997	Jun-07	Bareboat	May-13
Gas Pasha	3,244	F.P.	1995	Jun-06	Time Charter	Jan-15
Gas Crystal	3,211	S.R.	1990	Nov-05	Time Charter	Oct-13
FLEET TOTAL: 33 VESSELS	161,822 cbm
Additional Vessels (with delivery date)
TBN	5,000	F.P	2014	Jan-14
TBN	5,000	F.P	2014	Mar-14
TBN	6,500	F.P	2014	Mar-14
TBN	6,500	F.P	2014	Jun-14
TOTAL LPG CARRIER FLEET: 37 VESSELS	184,822 cbm

Tanker Fleet

Vessel	Vessel Size (dwt)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration (1)
Navig8 Fidelity	47,000	MR Product Tanker	2008	Jan-08	Bareboat	Jan-16
Navig8 Faith	47,000	MR Product Tanker	2008	Feb-08	Bareboat	Feb-16
Alpine Endurance	46,000	MR Product Tanker	2009	Jul-09	Time Charter	Jul-16
Spike	115,804	Aframax Oil Tanker	2010	Jul-10	Bareboat	Aug-15
TOTAL TANKER FLEET: 4 VESSELS	255,804 dwt
  F.P.: Fully-Pressurized
  S.R.: Semi-Refrigerated
  M.R.: Medium Range

(1)    Earliest date charters could expire.

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 33 LPG carriers with a total capacity of 161,822 cubic meters (cbm), three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). The Company has purchased four newbuilding LPG carriers with expected delivery in 2014. Once the delivery of these acquisitions is completed, STEALTHGAS INC's fleet will be composed of 37 LPG carriers with a total capacity of 184,822 cubic meters (cbm). STEALTHGAS INC's shares are listed on the NASDAQ Global Select Market and trade under the symbol "GASS".

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry dockings, changes in STEALTHGAS INC's operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Visit our website at www.stealthgas.com

CONTACT: Konstantinos Sistovaris
         Chief Financial Officer
         STEALTHGAS INC.
         011-30-210-6250-001
         E-mail: sistovaris@stealthgas.com